UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Adjustments to Exercise Price

The Company hereby updates that pursuant to Section 2(a) of the Series A Warrants issued on January 29, 2024 (the “Series A Warrants”), and Section 2(a) of the warrant issued on June 18, 2026, in connection with a convertible promissory note (the “June 2026 Note Warrant”), effective as of September 3, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants and the June 2026 Note Warrant was adjusted to $1.6148 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants or the June 2026 Note Warrant.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999 and File No. 333-296968) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: September 3, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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